Item 77I - 	Deutsche Global Infrastructure
Fund (a series of Deutsche
Global/International Fund, Inc.)
Class T shares for Deutsche Global Infrastructure Fund became effective on March 31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 5, 2017, Class T shares of Deutsche Global
Infrastructure Fund are available for purchase.